Normal;heading 1;heading 2;heading 3;heading 4;heading 5;heading 6;heading 7;heading 8;heading 9;toc 1;toc 2;toc 3;toc 4;toc 5;toc 6;toc 7;toc 8;toc 9;caption;Title;Default Paragraph Font;Subtitle;Strong;Emphasis;Table Grid;

Form Summary

PCAOB*

Privacy Policy      Copyright & Trademark

Registration, Annual and Special Reporting

 Form Summary Michael F. Cronin. CPA (858)

Form 1 Expansion Pages

Item 1.6 Associated Entities of Applicant

None

Item 1.7 Applicant's Licenses

None

Item 2.1 Issuers for which Applicant Prepared Audit Reports During the Preceding Calendar Year

Item 2.1.2

Item 2.2 Issuers for which Applicant Prepared Audit Reports During the Current Calendar Year

Item 2.2.2

Item 2.3 Issuers for which Applicant Expects to Prepare Audit Reports During the Current Calendar Year

None

Item 2.4 Issuers for which Applicant Played, or Expects to Play, a Substantial Role in Audit

None

Item 5.1 Certain Criminal, Civil and Administrative Proceedings

None

Item 5.2 Pending Private Civil Actions

None

Item 6.2 Listing of Disagreements with Issuers

None

Item 7.1 Listing of Accountants Associated with Applicant

None

* Item 1.5 - Exhibit 1.5 A itional Offices

Item 1.5-Exhibit 1.5.2

Attachments

Item 4.1 - Exhibit 4.1 - Applicant's Quality Control Policies

Exhibit 4.1.1 (23K>

Item 5.3 - Exhibit 5.3 - Applicant's Discretionary Statement Regarding Proceedings Involving the Applicant's Audit Practice

None Item 6.3 - Exhibit 6.3 - Copies of Filings

None Exhibit 99.1 - Request for Confidential Treatment

None

https://rasr.pcaobus.org/Forms/FormSummary.aspx?ID=537684967ACF2535456E7B9C...    11/29/2010

ITEM 1.5 > EXHIBIT 1.5 - A ITIONAL OFFICES

ten

OFFICE

1. PHYSICAL A RESS la. Country limited States

CA CR

2. MAILING A RESS 2a. Country United States

 Same as Physical A ress CA CR

lb. Street A ress 1 1574 Eagle Rest  Circle

CA CR

2b. Street A ress 1

CA CR

lc. Street A ress 2

Id. City

Winter Springs

le. State/Proyince Florida

If. Zip/Postal Code 32708

OFFICE

CA CR

CACR

CA CR

CA CR

2c. Street A ress 2

2d. City

2e. State/Province

2f. Zip/Postal Code

CA CR

CACR

CA CR

CA CR

1. PHYSICAL A RESS la. Country

United States

CA CR

2. MAILING A RESS 2a. Country limited States

 Same as Physical A ress CA CR

lb. Street A ress 1

lc. Street A ress 2

Id. City

le. State/Province

If. Zip/Postal Code

CA CR

CA CR

CA CR

CA CR ??

2b. Street A ress 1

2c. Street A ress 2

2d. City

2e. State/Province

2f. Zip/Postal Code

CA CR

CA CR

CA CR

CA CR

CACR

OFFICE

1. PHYSICAL A RESS la. Country

United States

lb. Street A ress 1

CA CR

CA CR

2. MAILING A RESS 2a. Country

United States

2b. Street A ress 1

? Same as Physical A ress CA CR

CA CR

lc. Street A ress 2

Id. City

le. State/Province

If. Zip/Postal Code

CA CR

CA CR

CACR

CA CR

2c. Street A ress 2

2d. City

2e. State/Province

2f. Zip/Postal Code

CACR

CA CR

CACR

CA CR

Click to a  more a resses to Exhibit 1.5 ?